UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2017
Commission File Number 001-37652

Midatech Pharma PLC
(Translation of registrant’s name into English)

65 Innovation Drive
Milton Park
Abingdon, Oxfordshire, OX14 4RQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 28, 2017, Midatech Pharma PLC (the “Company”) issued a press release announcing their interim results for the six months ended June 30, 2017. The related press release is attached hereto as Exhibit 99.1.

In addition, on September 28, 2017, the Company issued a press release announcing a proposed placing of new Ordinary Shares (“Placing Shares”) with existing and new investors to raise gross proceeds of approximately £6.0 million for the Company (the “Placing”).  In addition, the Company announced that it is also making an open offer to certain eligible shareholders to subscribe for new Ordinary Shares (“Open Offer Shares”).  The related press release is attached hereto as Exhibit 99.2.

The Company is not making a public offering of any shares, including the Placing Shares and the Open Offer Shares, in the United States.  Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Exhibit No.	Description

99.1	Press release, dated September 28, 2017, entitled “Proposed Placing and Open Offer and Notice of General Meeting.”

99.2	Press release, dated September 28, 2017, entitled “Interim Results for the Six Months Ended 30 June 2017.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: September 28, 2017	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated September 28, 2017, entitled “Proposed Placing and Open Offer and Notice of General Meeting.”

99.2	Press release, dated September 28, 2017, entitled “Interim Results for the Six Months Ended 30 June 2017.”